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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.____________)*

Omega Navigation Enterprises, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y6476R 10 5
(CUSIP Number)

Georgios Kassiotis 61 Vasilissis Sofias Ave, Athens 115 21 Greece + 30 210 413 9130
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6476R 10 5

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Georgios Kassiotis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

148,476 (1)

8.	SHARED VOTING POWER

3,150,000

9.	SOLE DISPOSITIVE POWER

148,476 (1)

10.	SHARED DISPOSITIVE POWER	[_]

3,150,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,298,476

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6%

14.	TYPE OF REPORTING PERSON

IN

(1) Pursuant to the Issuer's equity incentive plan, Mr. Kassiotis was issued 148,476 shares of restricted Common Stock, defined below, 48,944 shares of which remain unvested.  These shares will be fully vested as follows: (i) 12,130 shares will be vested as of February 4, 2011; (ii) 12,554 shares will be vested as of March 20, 2011; and (iii) 24,260 shares will be vested as of February 4, 2012.

CUSIP No.	Y6476R 10 5

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ONE Holdings, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,150,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,150,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,150,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y6476R 10 5

Explanatory Note

The purpose of this Schedule 13D is to report increases in beneficial ownership by the Reporting Persons as a result of acquisitions of Class A common stock, par value $0.01 per share (the "Class A Common Shares") of Omega Navigation Enterprises, Inc., a Marshall Islands Corporation (the "Issuer") effected from March 2, 2005 to April 7, 2009.

Prior to the Issuer's initial public offering in April 2006, ONE Holdings, Inc., ("ONE Holdings") a company owned and controlled by Georgios Kassiotis ("Mr. Kassiotis", and collectively with ONE Holdings, the "Reporting Persons"), initially capitalized the Issuer with an aggregate of $10,030,040 which was paid in multiple cash contributions from its working capital. As detailed in the paragraph below, ONE Holdings received and now beneficially owns an aggregate of 3,150,000 Class A Common Shares as consideration for these cash contributions.

On March 2, 2005, the Issuer issued 3,000,000 shares of common stock, par value $0.01 per share, to its then sole shareholder, ONE Holdings, in connection with part of the Issuer's initial capitalization occurring prior to the Issuer's initial public offering. On March 16, 2006, prior to the Issuer's initial public offering, the Issuer declared a reverse stock split and issued one Class A Common Share for every 300 shares of the then outstanding common stock. Following this reverse stock split the Issuer's total issued and outstanding common stock was 10,000 Class A Common Shares. On March 16, 2006, the Issuer also declared a stock split in the form of a stock dividend and issued 314 shares of subordinated Class B common stock, par value $0.01 per share (the "Class B Common Shares") for each Class A Common Share outstanding. Following this stock dividend, 10,000 Class A Common Shares and 3,140,000 Class B Common Shares were issued and outstanding, all of which were owned by ONE Holdings.  The subordination period for the Class B Common Shares ended upon the Issuer's payment of the dividend with respect to the fourth quarter of 2008, that was paid on March 9, 2009, and as a result, effective April 7, 2009, all 3,140,000 Class B Common Shares held by ONE Holdings converted into Class A Common Shares on a one-for-one basis, leaving ONE Holdings with 3,150,000 Class A Common Shares.

Between February 2007 and February 2009, Mr. Kassiotis acquired 148,476 shares of restricted Class A Common Shares pursuant to the Issuer's equity incentive plan.  As such, Mr. Kassiotis paid no consideration for such Class A Common Shares.

The above transactions are disclosed in the Issuer's annual report for the year ended December 31, 2009 filed with the Securities and Exchange Commission on Form 20-F on July 15, 2010, and on the Issuer's Registration Statement on Form F-1 (Registration No. 333-132503) filed on March 17, 2006, as amended.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Shares of the Issuer.  The principal executive office and mailing address of the Issuer is 61 Vasilissis Sofias Ave, Athens 115 21 Greece.

Item 2.	Identity and Background.

(a-c, f)
This Schedule 13D is being filed by Mr. Kassiotis and ONE Holdings.  Mr. Kassiotis is a Director and President of ONE Holdings. Ms. Eleni Kassiotis is a Director, Treasurer and Secretary of ONE Holdings. The principal business address of the Reporting Persons and Ms. Eleni Kassiotis is: 61 Vasilissis Sofias Ave, Athens 115 21 Greece.  The principal occupation of Mr. Kassiotis is the President, Chief Executive Officer and a Director of the Issuer. Ms. Eleni Kassiotis is retired and has no principal occupation but currently serves as Director, Treasurer and Secretary of ONE Holdings. The principal business of ONE Holdings is to serve as an investment company for Mr. Kassiotis.  Mr. Kassiotis and Ms. Eleni Kassiotis are citizens of Greece and ONE Holdings was organized in the Republic of the Marshall Islands.

(d-e)
None of the Reporting Persons or Ms. Eleni Kassiotis has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Please see Explanatory Note above with respect to the Reporting Persons. None of the other persons named in response to Item 2 hold any Class A Common Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons hold their Class A Common Shares for investment. The Reporting Persons evaluate their investment in the Class A Common Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the items described in Item 4 of the instructions to Schedule 13D.

Mr. Kassiotis, one of the Reporting Persons, serves as the President, Chief Executive Officer and a Director of the Issuer.  As an executive officer and director of the Issuer, Mr. Kassiotis may have influence over the corporate activities of the Issuer, including activities which may relate to those items described in Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire or dispose of Class A Common Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Class A Common Shares held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

According to the Issuer's most recent annual report on Form 20-F for the year ended December 31, 2009 that was filed on July 15, 2010 with the Securities and Exchange Commission, as of December 31, 2009 there were 16,030,079 Class A Common Shares issued and outstanding and no Class B Common Shares issued and outstanding. The Reporting Persons report beneficial ownership of the following Class A Common Shares:

(a. and b.) Mr. Kassiotis may be deemed to beneficially own 3,298,476 Class A Common Shares, constituting 20.6% of the outstanding Class A Common Shares, and has the sole power to vote or direct the vote of 148,476 Class A Common Shares; has the shared power to vote or direct the vote of 3,150,000 Class A Common Shares; has the sole power to dispose or direct the disposition of 148,476 Class A Common Shares; and has shared power to dispose or direct the disposition of 3,150,000 Class A Common Shares.

ONE Holdings may be deemed to beneficially own 3,150,000 Class A Common Shares, constituting 19.7% of the outstanding Class A Common Shares, and has the sole power to vote or direct the vote of 0 Class A Common Shares; has the shared power to vote or direct the vote of 3,150,000 Class A Common Shares; has the sole power to dispose or direct the disposition of 0 Class A Common Shares; and has shared power to dispose or direct the disposition of 3,150,000 Class A Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Class A Common Shares that are the subject of this Statement.

(c.) Not applicable.

(d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Class A Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

A. Agreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2010

/s/ Georgios Kassiotis
Name: Georgios Kassiotis

ONE HOLDINGS, INC.

By:	/s/ Georgios Kassiotis
Name: Georgios Kassiotis
Title: Principal

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the Class A Common Shares of Omega Navigation Enterprises, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated: August 5, 2010

/s/ Georgios Kassiotis
Name: Georgios Kassiotis

ONE HOLDINGS, INC.

By:	/s/ Georgios Kassiotis
Name: Georgios Kassiotis
Title: Principal

SK 23286 0002 1121913